U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.

NAME OF THE REGISTRANT: MVC Capital Inc.

2.

NAME OF PERSON RELYING ON EXEMPTION: Metage Capital Limited

3.

ADDRESS OF PERSON RELYING ON EXEMPTION: Princes House, 38 Jermyn Street, London, United Kingdom, SW1Y 6DN

4.

WRITTEN MATERIALS. Written material are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

October 4, 2017

Dear fellow MVC Capital Inc. shareholder,

At MVC’s upcoming AGM, shareholders should vote in favor of Metage’s shareholder proposal to address the persistent discount and years of poor performance

The shares of MVC Capital Inc. (“MVC” or the "Company"; NYSE: MVC) have traded at a significant discount to their net asset value for nine years now. Funds managed by Metage Capital Limited (“Metage”) have been investors in the Company since 2015 and in February of this year submitted a shareholder proposal for consideration at MVC’s annual general meeting, now due on October 31, 2017 (the “AGM”). In the definitive proxy statement filed by the Company with the Securities and Exchange Commission on September 21, 2017, MVC attempted to refute a number of points we made. Due to the long time which has passed since filing our proposal, Metage wants to explain why we remain convinced that MVC shareholders should support us at the AGM.

A sorry history of underperformance. MVC has lost money over the last five years, against the background of a raging bull market in equities which saw a 94.1% total return on the Russell 20001. In its definitive proxy statement, the Company draws attention to its performance both for the financial year to date and since existing management took over in November 2003. Yet even in these periods, the Company has underperformed the Russell 2000 index on an NAV total return basis2, despite running a leveraged portfolio and investing in smaller and riskier companies.

Independent Directors have already voted with their feet. Independent Directors have sold 26.5% of the shares they owned since the 2016 definitive proxy statement, both in the market and as a significant proportion of the recent tender3. Investors can draw their own conclusions about Independent Directors’ confidence in the Company’s strategy.

1 Total NAV return including dividends from July 31, 2012 to last reported NAV on July 31, 2017. Source http://www.mvccapital.com; Bloomberg.

2 Source http://www.mvccapital.com; Bloomberg.

3 2016 Definitive Proxy Statement Independent Directors Amount of Shares Owned 1,850,205 shares; 2017 Definitive Proxy Statement Independent Directors Amount of Shares Owned 1,359,813 shares.

The discount remains unacceptable and the Board has not committed to achieving a discount target. The discount was 22.4% on July 31, 2017 and has widened since. The recent tender was for only 6.4% of the total shares outstanding and was significantly oversubscribed at a 22% discount to the last announced NAV. It is clear that a large proportion of MVC’s shareholders do not share the Board’s stated confidence in their investment strategy. Given the Board’s failure to take serious action and the lack of a commitment to achieve a discount target, why should they?

The Board cannot agree on what to recommend. The proxy statement made clear that there is a lack of unanimity amongst Independent Directors for making a recommendation to MVC Shareholders on how to vote on our shareholder proposal.

The opportunity to address the discount is now. MVC has over $100m in cash available to it1 to tackle the discount, but instead wants to restart investing in deeply illiquid assets. Metage believes that the discount is likely to increase rather than decrease, if MVC continues down this path. We note that shareholders have never been given the formal opportunity to approve the new policy of investing into yielding assets. By supporting our shareholder proposal at the AGM, MVC shareholders will send a clear message to the Board that they expect to receive proper value for this money.

Metage’s Proposal requests that the Company ceases making new investments and returns capital to shareholders, for as long as the discount between MVC’s share price and its last reported NAV per share exceeds 10%. We believe that this will have the effect of ensuring that the Company targets a reasonable discount for its shares and that capital is allocated wisely. Our proposal is proposal 3 on the Company’s definitive proxy form2.

We encourage all Shareholders in MVC to support Metage’s shareholder proposal and to stop the destruction of shareholder value

Your faithfully,

Tom Sharp

Director, Metage Capital Limited

Email address:

tom.sharp@metage.com

Telephone number:

+(44) 203 813 8590

This is not a solicitation of authority to vote your shares, but please vote for Metage's proposal on MVC's proxy card.  The cost of this filing is being borne entirely by Metage.

PLEASE NOTE: METAGE IS NOT ASKING FOR YOUR PROXY CARD AND CANNOT ACCEPT YOUR PROXY CARD. PLEASE DO NOT SEND US YOUR PROXY CARD.

1 Last reported cash on balance sheet, adjusted for recent $15m tender.

2 The definitive proxy can be found at www.mvccapital.com/sec.cfm under Date Filed: Sep 21, 2017; Filing: DEF 14A; Description: Definitive Proxy Statement or at www.sec.gov/edgar/searchedgar/companysearch.html under CIK 0001099941, MVC CAPITAL, INC.; on the same Filed/ Effective date.